COMPANY DATA:
  COMPANY CONFORMED NAME:              WESLEY JESSEN VISIONCARE, INC.
  CENTRAL INDEX KEY:                   [______________________________________]
  STANDARD INDUSTRIAL CLASSIFICATION   OPHTHALMIC GOODS [3851]
  IRS NUMBER:                          36-4023739
  STATE OF INCORPORATION:              DELAWARE
  FISCAL YEAR END:                     1231

FILING VALUES:
  FORM TYPE:                           11-K
  SEC ACT:                             1933 Act
  SEC FILE NUMBER:                     ________________________________________
  FILM NUMBER:                         ________________________________________

BUSINESS ADDRESS:
  STREET 1:                            333 EAST HOWARD AVENUE
  STREET 2:
  CITY:                                DES PLAINES
  STATE:                               ILLINOIS
  ZIP:                                 60018-5903
  BUSINESS PHONE:                      847 294-3000

MAIL ADDRESS:
  STREET 1:                            333 EAST HOWARD AVENUE
  STREET 2:
  CITY:                                DES PLAINES
  STATE:                               ILLINOIS
  ZIP:                                 60018-5903

   As filed with the Securities and Exchange Commission on __________, 1998
                                                      Registration No. 333-_____

                      ----------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                   FORM 11-K
      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the plan year ended December 31, 1997
                                      or
               ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________
                            Commission File Number:
              Full title of the plan and the address of the plan,
               if different from that of the issuer named below:

                    Wesley Jessen Puerto Rico Savings Plan
                            333 East Howard Avenue
                       Des Plaines, Illinois 60018-5903

        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                       Des Plaines, Illinois 60018-5903
                       --------------------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Wesley Jessen Corporation as Plan Administrator with respect to the Wesley Jessen Puerto Rico Savings Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       WESLEY JESSEN CORPORATION



Date: August 4, 1998                   by: /s/ Michael R. Southard
                                          ...................................
                                       Michael R. Southard, Vice President,
                                       Human Resources

WESLEY JESSEN
PUERTO RICO
SAVINGS PLAN
Financial Statements and
Additional Information
December 31, 1997 and 1996

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Table of Contents to Financial Statements and Additional Information
--------------------------------------------------------------------------------

                                                                    PAGE

Financial Statements:
  Report of Independent Accountants.............................       1
  Statements of Assets Available for Benefits,
   with Fund Information........................................     2-3
  Statements of Changes in Assets Available for
   Benefits, with Fund Information..............................     4-5
  Notes to Financial Statements.................................     6-9

Additional Information:*

Schedule I - Schedule of Assets Held for Investment Purposes....      10

Schedule II - Schedule of Reportable Transactions...............      11



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                    [Letterhead of PricewaterhouseCoopers]


                       Report of Independent Accountants


April 24, 1998

To the Participants and Administrator of Wesley Jessen Puerto Rico Savings Plan

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Wesley Jessen Puerto Rico Savings Plan (the "Plan") at December 31, 1997 and 1996, and the changes in assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of assets available for benefits and the statements of change in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 1998
Stamp 149211 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Statement of Assets Available for Benefits, with Fund Information
December 31, 1997
--------------------------------------------------------------------------------

                                                                             FUND INFORMATION
                                             ---------------------------------------------------------------------------------
                                                                                                   Vanguard          Vanguard
                                              Vanguard          Vanguard          Vanguard        Short-term         Index 500
                                             Wellington         Windsor           Explorer         Corporate         Portfolio
                                                Fund              Fund              Fund           Bond Fund           Fund
Assets:
  Investments, at fair value:
    Shares of registered
    Investments companies                     $47,156           $338,728          $17,426          $158,438          $711,739

    Shares of Wesley-Jessen
     VisionCare, Inc.'s common stock
    Participant loans other than mortgages
                                              -------           --------          -------          --------          --------
                                               47,156            338,728           17,426           158,438           711,739
                                              -------           --------          -------          --------          --------
Receivables:
  Participants' contributions                   2,393              8,540              653             4,541            11,473
  Employer's contributions                     34,447             45,139           14,274            10,647           106,967
  Other                                           170              2,887              103             1,366             4,089
                                              -------           --------          -------          --------          --------
                                               37,010             56,566           15,030            16,554           122,529
                                              -------           --------          -------          --------          --------
    Assets available for benefits             $84,166           $395,294          $32,456          $174,992          $834,268
                                              =======           =======           =======          =======           =======

                                                                 FUND INFORMATION
                                             ---------------------------------------------------------
                                               Vanguard          Vanguard       Wesley
                                               Treasury       International     Jessen     Participant
                                             Money Market         Growth         Stock        Loans          Plan
                                            Portfolio Fund    Portfolio Fund     Fund         Fund           Total
Assets:
  Investments, at fair value:
    Shares of registered
      investments companies                    $329,035          $ 8,759                                  $1,611,281
    Shares of Wesley-Jessen
     VisionCare, Inc.'s common stock                                            $ 6,967                        6,967
    Participant loans other than mortgages                                                  $166,929         166,929
                                               --------          -------        -------     --------      ----------
                                                329,035            8,759          6,967      166,929       1,785,177
                                               --------          -------        -------     --------      ----------
Receivables:
  Participants' contributions                     8,411              969            947                       37,927
  Employer's contributions                       56,571            9,485         63,708                      341,238
  Other                                           2,810              107             85                       11,617
                                               --------          -------        -------     --------      ----------
                                                 67,792           10,561         64,740                      390,782
                                               --------          -------        -------     --------      ----------
    Assets available for benefits              $396,827          $19,320        $71,707     $166,929      $2,175,959
                                               ========          =======        =======     ========      ==========

  The accompanying notes are an integral part of these financial statements.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Statements of Assets Available for Benefits, with Fund Information December 31, 1996

------------------------------------------------------------------------------------------------------------------------------------

                                                                     FUND INFORMATION
                            ---------------------------------------------------------------------------------------------

                                                          Vanguard   Vanguard     Vanguard       Vanguard
                             Vanguard  Vanguard Vanguard Short-term  Index 500    Treasury     International  Participant
                            Wellington  Windsor Explorer Corporate   Portfolio   Money Market     Growth         Loans      Plan
                               Fund      Fund     Fund   Bond Fund     Fund     Portfolio Fund Portfolio Fund    Fund       Total
Assets:
 Investments, at fair value:
  Shares of registered
   investments companies     $17,878  $209,595   $2,836   $128,978    $471,964     $297,792        $1,948                 $1,130,991
  Participant loans other
   than mortgages                                                                                               $102,067     102,067
                             -------  --------   ------   --------    --------     --------        ------       --------  ----------

                              17,878   209,595    2,836    128,978     471,964      297,792         1,948        102,067   1,233,058
                             -------  --------   ------   --------    --------     --------        ------       --------  ----------
Receivables:
 Participants' contributions   1,121     4,522      192      2,710       6,693        6,075           173                     21,486
 Employer's contributions        648     2,657      120      1,639       3,964        3,600            95                     12,723
 Other                             4       725                 335         757          477            15                      2,313
                             -------  --------   ------   --------    --------     --------        ------       --------  ----------

                               1,773     7,904      312      4,684      11,414       10,152           283                     36,522
                             -------  --------   ------   --------    --------     --------        ------       --------  ----------

   Assets available
    for benefits             $19,651  $217,499   $3,148   $133,662    $483,378     $307,944        $2,231       $102,067  $1,269,580
                             =======  ========   ======   ========    ========     ========        ======       ========  ==========

  The accompanying notes are an integral part of these financial statements.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Statement of Changes in Assets Available for Benefits, with Fund Information For the Year Ended December 31, 1997

------------------------------------------------------------------------------------------------------------------------

                                                                       FUND INFORMATION
                                       ---------------------------------------------------------------------------------
                                                                                                               Vanguard
                                                                                                               Treasury
                                                                                  Vanguard       Vanguard        Money
                                        Vanguard      Vanguard     Vanguard      Short-term      Index 500      Market
                                       Wellington     Windsor      Explorer      Corporate       Portfolio     Portfolio
                                          Fund          Fund         Fund        Bond Fund         Fund          Fund
Additions to assets attributed to:
  Investment income:
    Interest and dividends                $ 3,884     $ 53,397      $ 1,723        $  8,558      $ 14,542      $ 15,705
    Net appreciation (depreciation)
      in fair value of investments          4,755       (1,810)        (435)            850       150,416
                                          -------     --------      -------        --------      --------      --------
                                            8,639       51,587        1,288           9,408       164,958        15,705
                                          -------     --------      -------        --------      --------      --------
Contributions:
  Participants                             18,271       66,796        4,139          31,879        88,208        65,544
  Employer                                 41,456       73,656       15,693          24,943       143,480        84,377
                                          -------     --------      -------        --------      --------      --------
                                           59,727      140,452       19,832          56,822       231,688       149,921
                                          -------     --------      -------        --------      --------      --------
  Total additions                          68,366      192,039       21,120          66,230       396,646       165,626
                                          -------     --------      -------        --------      --------      --------
Deductions from assets attributable to:
  Participants benefits                    (1,063)     (37,061)                      (8,398)      (20,194)      (24,479)
                                          -------     --------      -------        --------      --------      --------
Net increase prior to transfers            67,303      154,978       21,120          57,832       376,452       141,147
Net interfund transfers                   (13,495)      20,751        7,937          (4,174)      (25,075)      (52,264)
Rollovers and other                        10,707        2,066          251         (12,328)         (487)
                                          -------     --------      -------        --------      --------      --------
Net increase                               64,515      177,795       29,308          41,330       350,890        88,883

Assets available for benefits
  at beginning of year                     19,651      217,499        3,148         133,662       483,378       307,944
                                          -------     --------      -------        --------      --------      --------
Assets available for benefits
  at end of year                          $84,166     $395,294      $32,456        $174,992      $834,268      $396,827
                                          -------     --------      -------        --------      --------      --------

-------------------------------------------------------------------------------------------------

                                                              FUND INFORMATION
                                         --------------------------------------------
                                           Vanguard
                                         International     Wesley-
                                            Growth         Jessen      Participant
                                           Portfolio        Stock         Loans           Plan
                                             Fund           Fund          Fund           Total
Additions to assets attributed to:
  Investment income:
    Interest and dividends                     $   373                    $ 10,405     $  108,587
    Net appreciation (depreciation)
      in fair value of investments                (645)      2,098                        155,229
                                               -------     -------        --------     ----------
                                                  (272)      2,098          10,405        263,816
                                               -------     -------        --------     ----------
Contributions:
  Participants                                   5,531       3,273                        283,641
  Employer                                      11,689      64,744                        460,038
                                               -------     -------        --------     ----------
                                                17,220      68,017                        743,679
                                               -------     -------        --------     ----------
  Total additions                               16,948      70,115          10,405      1,007,495
                                               -------     -------        --------     ----------
Deductions from assets attributable to:
  Participants benefits                                                    (10,379)      (101,574)
                                               -------     -------        --------     ----------
Net increase prior to transfers                 16,948      70,115              26        905,921
Net interfund transfers                           (108)      1,592          64,836
Rollovers and other                                249                                        458
                                               -------     -------        --------     ----------
Net increase                                    17,089      71,707          64,862        906,379

Assets available for benefits
  at beginning of year                           2,231                     102,067      1,269,580
                                               -------     -------        --------     ----------
Assets available for benefits
  at end of year                               $19,320     $71,707        $166,929     $2,175,959
                                               -------     -------        --------     ----------

  The accompanying notes are an integral part of these financial statements.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Statement of Changes in Assets Available for Benefits, with Fund Information Year Ended December 31, 1996

-----------------------------------------------------------------------------------------------------------------------------------

                                                                 FUND INFORMATION
                               ------------------------------------------------------------------------------------------

                                                             Vanguard  Vanguard    Vanguard       Vanguard
                                Vanguard  Vanguard Vanguard Short-term Index 500   Treasury     International Participant
                               Wellington  Windsor Explorer  Corporate Portfolio  Money Market      Growth       Loans     Plan
                                  Fund      Fund     Fund    Bond Fund   Fund    Portfolio Fund Portfolio Fund   Fund      Total
Additions to assets
 attributed to:
  Investment income:
   Interest and dividends       $ 1,046   $ 19,047  $  152   $  6,118  $  9,586     $ 12,603        $   70     $  6,840  $   55,462
   Net appreciation
   (depreciation)
    in fair value of investments    371     17,298     (83)      (876)   69,750                         66                   86,526
                                -------   --------  ------   --------  --------     --------        ------     --------  ----------

                                  1,417     36,345      69      5,242    79,336       12,603           136        6,840     141,988
                                -------   --------  ------   --------  --------     --------        ------     --------  ----------

Contributions:
 Participants                    10,208     58,709   1,501     36,929    81,900       74,349         1,725                  265,321
 Employer                         4,130     25,798     699     16,765    35,465       32,721           759                  116,337
                                -------   --------  ------   --------  --------     --------        ------     --------  ----------

                                 14,338     84,507   2,200     53,694   117,365      107,070         2,484                  381,658
                                -------   --------  ------   --------  --------     --------        ------     --------  ----------

 Total additions                 15,755    120,852   2,269     58,936   196,701      119,673         2,620        6,840     523,646
                                -------   --------  ------   --------  --------     --------        ------     --------  ----------

Deductions from assets
 attributable to:
  Participants benefits            (622)   (13,637)            (4,371)  (23,619)     (31,362)         (398)      (2,472)    (76,481)
                                -------   --------  ------   --------  --------     --------        ------     --------  ----------

Net increase prior to transfers  15,133    107,215   2,269     54,565   173,082       88,311         2,222        4,368     447,165
Net interfund transfers           4,518     (2,948)    879     (3,277)  (29,429)     (19,793)         (121)      50,171
Rollovers and other                          2,320                        8,942        2,864                         22      14,148
                                -------   --------  ------   --------  --------     --------        ------     --------  ----------

Net increase                     19,651    106,587   3,148     51,288   152,595       71,382         2,101       54,561     461,313

Assets available for benefits
 at beginning of year                      110,912             82,374   330,783      236,562           130       47,506     808,267
                                -------   --------  ------   --------  --------     --------        ------     --------  ----------

Assets available for benefits
 at end of year                 $19,651   $217,499  $3,148   $133,662  $483,378     $307,944        $2,231     $102,067  $1,269,580
                                =======   ========  ======   ========  ========     ========        ======     ========  ==========

  The accompanying notes are an integral part of these financial statements.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
December 31, 1997 and 1996
--------------------------------------------------------------------------------

1.   Description of Plan

     The following description of the Wesley Jessen Puerto Rico Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan became effective July 1, 1995 as a defined contribution plan covering all full-time employees of Wesley-Jessen (Puerto Rico), Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     Participants may contribute up to 10 percent of their pretax annual base compensation, to a maximum of $7,500. The Company contributes 50 percent of the first 6 percent that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. During the year ended December 31, 1997 approximately $330,000 of additional contributions were made.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100 percent vested after four years of credited service. Former employees of Schering-Plough Products, Inc. are vested 100 percent after three years of credited service. Forfeitures are used to reduce Company's contributions.

     Investment Options

     Upon enrollment in the Plan, a participant may direct contributions in any of the following eight investments options:

          . Vanguard Wellington Fund - Seeks to provide income and long-term growth of capital, without undue risk to capital, by investing about 65% of its assets in stocks and the remaining 35% in bonds.

          . Vanguard Windsor Fund - Seeks to provide long-term growth of capital and income by investing in stocks believed to be undervalued by the market. It focuses on stocks selling at prices that seem low in relation on such factors as past earnings, potential growth, and dividend payments.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
December 31, 1997 and 1996
-------------------------------------------------------------------------------

          . Vanguard Explorer Fund - Seeks to provide long-term growth of capital by investing in a diversified group small-company stock with prospects for above-average growth.

          . Vanguard Short-Term Corporate Bond Fund - Seeks to provide income while maintaining a high degree of stability of principal by investing in short-term bonds, including high-quality corporate and U.S. Treasury securities.

          . Vanguard Index 500 Portfolio Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

          . Vanguard Treasury Money Market Portfolio Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government. At least 65% of the Portfolio's assets are invested in U.S. Treasury securities.

          . Vanguard International Growth Portfolio Fund - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

          . Wesley-Jessen Stock Fund - Funds are invested in shares of common stock of Wesley-Jessen VisionCare, Inc. and seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

     Participants may change their investment options quarterly.

     Participant Loans

     Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50 percent of their account vested balance. Loan transactions are treated as a transfer to (from) the investment funds from
     (to) the Participant Loans Fund. Loan terms are for a period not exceeding 5 years. Loans used to acquire a principal residence shall provide for repayment over a reasonable period of time that may exceed 5 years.

     The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan administrator at the time of the loan. Interest rates range from 8 percent to 10 percent. Principal and interest is paid ratably through payroll deductions.

     Payment of Benefits

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments not exceeding the life expectancy of the participant or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
December 31, 1997 and 1996
-------------------------------------------------------------------------------

     Forfeited Accounts

     At December 31, 1997, forfeited nonvested accounts amounted to approximately $3,000.

     Administrative Expenses

     Certain expenses relating to the Plan, including administrative fees, are paid by the Company.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The following are the most significant accounting policies followed by the Plan.

     Investment Valuation and Income Recognition

     Plan investments are stated at fair value. Shares of registered investment companies are valued at the quoted net asset value (redemption value) of the respective investment company determined by Vanguard Fiduciary Trust Company. The Company stock fund is valued at its year-end unit closing price (composed of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     Contributions

     Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

     Benefits

     Benefits are recorded when paid.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
December 31, 1997 and 1996
-------------------------------------------------------------------------------

3.   Investments

     Investments that represent 5% or more of the Plan's assets are summarized as follows:

                                                                         1997          1996
     Investments at fair value determined by quoted market prices:
       Shares of registered investment companies:

         Vanguard Windsor Fund - 19,949 shares
         (1996 - 12,663 shares)                                       $  338,728    $  209,595

         Vanguard Short-term Corporate Bond
         Fund - 14,657 shares
         (1996 - 11,997 shares)                                          158,438       128,978

         Vanguard Index 500 Portfolio Fund -
         7,902 shares (1996 - 6,824 shares)                              711,739       471,964

         Vanguard Treasury Money Market
         Portfolio Fund - 329,035 shares
         (1996 - 297,792)                                                329,035       297,792

     Investment at estimated fair value:
       Participant loans other than mortgages                            166,929       102,067
                                                                      ----------    ----------

                                                                      $1,704,869    $1,210,396
                                                                      ==========    ==========

4.   Related Parties

     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.   Tax Status

     The Puerto Rico Treasury Department has determined and informed the Company by a letter dated March 9, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code.

                                                          ADDITIONAL INFORMATION
                                                                      SCHEDULE I
WESLEY JESSEN
PUERTO RICO SAVINGS PLAN
Item 27a Part I Form 5500 Schedule of Assets
Held for Investment Purposes
December 31, 1997

----------------------------------------------------------------------------------------------------------------------

                                                      (c) Description of investment
                                                     including maturity date, rate of
     (a)       (b) Identity of issue, borrower,        interest, collateral, par or
                   lessor, or similar party                  maturity value              (d) Cost    (e) Current value
                                                          Shares of Registered
     *     Vanguard Fiduciary Trust Company:             Investment Companies:
            Vanguard Wellington Fund                          1,601 shares             $   44,429           $   47,156
            Vanguard Windsor Fund                            19,949 shares                341,258              338,728
            Vanguard Explorer Fund                             315 shares                  17,754               17,426
            Vanguard Short-term Corporate Bond Fund          14,657 shares                157,445              158,438
            Vanguard Index 500 Portfolio Fund                 7,902 shares                496,639              711,739
            Vanguard Treasury Money Market
             Portfolio Fund                                  329,035 shares               329,035              329,035
            Vanguard International Growth
             Portfolio Fund                                    534 shares                   9,412                8,759

           Wesley-Jessen Stock Fund                 Shares of common stock, 252 shares      4,874                6,967
                                                                                       ----------           ----------

                                                                                        1,400,846            1,618,248
                                                                                       ----------           ----------

     **    Participant loans                           Loans other than mortgages,
                                                              8.25% - 10%                       -              166,929
                                                                                       ----------           ----------

                                                                                       $1,400,846           $1,785,177
                                                                                       ----------           ----------

*   Recordkeeper
** Party-in-interest

                                                          ADDITIONAL INFORMATION
                                                                     SCHEDULE II
WESLEY JESSEN
PUERTO RICO SAVINGS PLAN
Item 27d Form 5500 Schedule of Reportable Transactions
Cumulative Transactions By Issue
For the Year Ended December 31, 1997

------------------------------------------------------------------------------------------------------------------
                                                                      Sales                        Purchases
                                                       ------------------------------------  ---------------------
Security Description                                     Number    Proceeds  Gain or (Loss)     Number     Cost
Shares of Registered Investment Companies:
  Vanguard Windsor Fund                                    28      $ 82,665     $10,820           42     $211,541
  Vanguard Short-term Corporate Bond Fund                  31        23,548          16           53       64,485
  Vanguard Index 500 Portfolio Fund                        32        88,516      21,604           42      178,361
  Vanguard Treasury Money Market Portfolio Fund            34       102,695      -                61      133,938